SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

ENCORE MEDICAL CORPORATION
(Name of the Issuer)

ENCORE MEDICAL CORPORATION
GRAND SLAM ACQUISITION CORP.
KENNETH W. DAVIDSON
HARRY L. ZIMMERMAN
WILLIAM W. BURKE
PAUL D. CHAPMAN
JACK F. CAHILL
SCOTT A. KLOSTERMAN
BRIAN ENNIS
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29256E 10 9
(CUSIP Number of Class of Securities)

Encore Medical Corporation 9800 Metric Blvd. Austin, Texas 78758 Attn: Harry L. Zimmerman, Esq. (512) 832-9500	Grand Slam Acquisition Corp. c/o The Blackstone Group 345 Park Avenue, 31st Floor New York, New York 10154 Attn: Chinh E. Chu (212) 583-5000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Fulbright & Jaworski L.L.P. 600 Congress Ave., Suite 2400 Austin, Texas 78701-2978 Attn: Darrell R. Windham, Esq. (512) 536-5263	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: William R. Dougherty, Esq. (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.              ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.              ☐    The filing of a registration statement under the Securities Act of 1933.

c.               ☐    A tender offer.

d.              ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

Calculation of Filing Fee
Transaction valuation*	$480,509,839	Amount of filing fee	$51,415

*                 Set forth the amount on which the filing fee is calculated and state how it was determined.

*                 Calculated solely for the purpose of determining the filing fee.  The transaction value was determined by adding (x) the product of (i) 71,395,414, the number of common shares of Encore Medical Corporation that are proposed to be acquired and (ii) the consideration of $6.55 in cash, plus (y) $6.55 minus the weighted average exercise price of $4.33 per share, the amount expected to be paid to holders of options to purchase 5,797,242 common shares of Encore Medical Corporation, which are to be cancelled ((x) and (y) together the “Transaction Value”).  The amount of the filing fee, was calculated by multiplying the Transaction Value by 0.000107 in accordance with Exchange Act Rule 0-11(c)(1).

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51,415	Filing Party:	Encore Medical Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	August 15, 2006

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Encore Medical Corporation, a Delaware corporation (the “Company”), Grand Slam Acquisition Corp., a Delaware corporation (“Merger Sub”), and Kenneth W. Davidson, Harry L. Zimmerman, William W. Burke, Paul D. Chapman, Jack F. Cahill, Scott A. Klosterman and Brian Ennis (collectively, the “Management Participants”).  The Company, Merger Sub, and the Management Participants, collectively, are referred to in this Transaction Statement as the “Filing Persons”.  This Final Amendment amends and supplements Amendment No. 3 as filed with the SEC on October 3, 2006, and is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Transaction Statement.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Item 5(a)(1)-(2) is hereby amended and supplemented as follows:

(a)(1)-(2) Transactions. On November 3, 2006, the merger of Merger Sub with and into the Company (the “Merger”) was consummated, with the Company being the surviving corporation of the Merger.  On November 3, 2006, the surviving corporation adopted the Encore Medical Corporation 2006 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for the grant of stock options and other stock-based awards to key employees, directors and consultants, including the senior management and Mr. Peter Baird.  The total number of shares that may be issued under the Stock Incentive Plan is 100,000 subject to adjustment in certain events.  The exercise price of stock options granted under the Plan will not be less than 100 percent of the fair market value of the underlying shares on the date of grant, as determined under the Plan.  The pool of shares available under the Plan will be increased in the event of acquisitions.  On November 3, 2006, the surviving corporation also adopted a form of nonstatutory stock option agreement (the “Stock Option Agreement”) for awards under the Plan.  Under the Stock Option Agreement, certain stock options will vest over a specified period of time, contingent solely upon the awardee’s continued employment with the surviving corporation, and other stock options will vest over a specified performance period from the grant date upon the achievement of pre-determined performance targets over time.  The Agreement includes certain forfeiture provisions upon an awardee’s separation from service with the surviving corporation.

On November 3, 2006, the surviving corporation adopted the Encore Medical Corporation Annual Bonus Plan (the “Bonus Plan”), pursuant to which the senior management and Mr. Baird may earn specified percentages of base salary upon the achievement of established performance goals and continued employment with the surviving corporation.  The Bonus Plan also includes a retention bonus arrangement, pursuant to which the surviving corporation will pay certain members of senior management an aggregate of $5.5 million at the closing of the merger transactions.  The retention amount will be forfeited if the senior management member receiving the amount is no longer employed by the surviving corporation on January 1, 2008, except as a result of certain terminations.

On November 3, 2006, the employment agreements for the surviving corporation’s senior management (other than Mr. Baird) were amended to provide for an employment term that expires on December 31, 2009, and will be renewed for successive one-year periods unless either party gives notice to the other of its intent not to renew the term of employment at least 180 days prior to the end of the term then in effect.  The employment agreement amendments provide for an annual base salary increase of at least 5 percent, an annual bonus targeted at 67 percent of the senior management member’s annual base salary and a supplemental annual bonus targeted at 100 percent of annual base salary.  Under the amendments, if the senior management members’ employment is terminated by the surviving corporation without “cause” or if the executive resigns for “good reason,” the members of senior management are entitled to receive severance payments equal to: (i) certain accrued rights prior to termination, (ii) a lump sum equal to the sum of the executive’s most recent annual bonus and supplemental bonus (if termination occurs in 2006 or 2007, the sum of the target annual and supplemental bonus amounts would be paid to the executive) and (iii) continued payment of annual base salary for a period of 12 months following the date of termination.  In addition, the employment agreements provide for a “gross-up” payment to the senior management member in the event that any payments or benefits provided to him by the surviving corporation would constitute an “excess parachute payment” under the Internal Revenue Code of 1986, as amended, to the extent such payments are not duplicative of payments or benefits paid under the senior management member’s change in Control Severance Agreements.

Item 5(e) is hereby amended and supplemented as follows:

(c) Agreements involving the subject company’s securities.  The information set forth above in paragraph one of the amended and supplemented Item 5(a)(1)-(2) is incorporated herein by reference.

Item 15.  Additional Information

Item 15(b) is hereby amended and supplemented as follows:

(b) Other material information. On November 2, 2006, at the special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of June 30, 2006, by and among the Company, Grand Slam Holdings, LLC, a Delaware limited liability company (“Parent”), and Merger Sub (the “Merger Agreement”).

On November 3, 2006, the merger of Merger Sub with and into the Company (the “Merger”) was consummated, with the Company being the surviving corporation of the Merger.

At the effective time of the Merger, each issued and outstanding share of the Company’s common stock, par value $0.001 per share (other than shares held in the treasury of the Company, or owned by Merger Sub, Parent, or any wholly owned subsidiary of the Company or Parent and other than shares held by stockholders who were entitled to and who properly exercised appraisal rights under Delaware law) was converted into the right to receive $6.55 in cash. Immediately prior to the effective time of the Merger, all outstanding options to purchase common stock of the Company became fully vested and immediately exercisable. All such options, other than certain options held by certain members of senior management, not exercised prior to the Merger were canceled in exchange for the right to receive cash in the amount equal to the excess, if any, of $6.55 over the exercise price per share of any such option, multiplied by the number of shares of the Company common stock for which such option is exercisable immediately prior to the effective time of the Merger.  Certain options owned by senior management of the Company which have not been exercised at or prior to the effective time of the Merger will remain outstanding and will continue as options to purchase a percentage of shares of the common stock of the surviving corporation that corresponds to the percentage of the fully diluted equity of the Company represented by the shares underlying the options.

The Company will file a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.  Exhibits

(a)(1)       Proxy Statement of Encore Medical Corporation.*

(a)(2)       Form of Proxy Card.*

(a)(3)       Letter to Stockholders.*

(a)(4)       Notice of Special Meeting of Stockholders.*

(a)(5)       Press Release dated June 30, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Encore Medical Corporation on July 3, 2006).**

(a)(6)       Press Release dated August 9, 2006 (incorporated by reference to Exhibit I of the Schedule 14A filed by the Encore Medical Corporation on August 9, 2006).**

(a)(7)       Press Release of Encore Medical Corporation dated November 2, 2006.

(a)(8)       Press Release of Encore Medical Corporation dated November 3, 2006.

(b)(1)      Debt Commitment Letter and Summary of Terms and Conditions 2006 Senior Secured Facilities and Senior Subordinated Bridge Facility, dated June 30, 2006, from Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch to Grand Slam Holdings, LLC.**

(c)(1)       Opinion of First Albany Capital Inc., dated June 30, 2006, (incorporated by reference to Annex C of the Proxy Statement).**

(c)(2)       Presentation, dated June 29, 2006, prepared by First Albany Capital Inc. for the Special Committee of the Board of Directors of Encore Medical Corporation.**

(d)(1)      Agreement and Plan of Merger, dated June 30, 2006, among Encore Medical Corporation, Grand Slam Holdings, LLC and Grand Slam Acquisition Corp. (incorporated by reference to Annex A of the Proxy Statement).*

(d)(2)      Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Kenneth W. Davidson and Harry L. Zimmerman (incorporated herein by reference to Annex B-1 of the Proxy Statement).*

(d)(3)      Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (incorporated herein by reference to Annex B-2 of the Proxy Statement).*

(d)(4)      Guarantee, dated June 30, 2006, by Blackstone Partners V L.P. in favor of Encore Medical Corporation.**

(d)(5)      Power of Attorney for Management Participants.**

(f)            Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex D of the Proxy Statement).*

(g)           None.

 *      Previously filed on October 3, 2006.

**     Previously filed on August 15, 2006.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 3, 2006

ENCORE MEDICAL CORPORATION

By:	/s/ HARRY L. ZIMMERMAN
Name:	Harry L. Zimmerman
Title:	Executive Vice President and General Counsel

GRAND SLAM ACQUISITION CORP.

By:	/s/ JULIA KAHR
Name:	Julia Kahr
Title:	Vice President

*
Kenneth W. Davidson

/s/ HARRY L. ZIMMERMAN
Harry L. Zimmerman

*
William W. Burke

*
Paul D. Chapman

*
Jack F. Cahill

*
Scott A. Klosterman

*
Brian Ennis

*By:	/s/ Harry L. Zimmerman, pursuant to power of attorney
Harry L. Zimmerman
Executive Vice President and General Counsel